

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via E-mail
Mr. Elliot Maza
Chief Executive Officer
Biozone Pharmaceuticals, Inc.
550 Sylvan Avenue
Suite 101
Englewood Cliffs, NJ 07632

      Re: Biozone Pharmaceuticals, Inc.
            Amendment No. 4 to Registration Statement on Form S-1
            Filed November 29, 2012
            File No. 333-176951

            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed April 16, 2012
            File No. 333-146182

            Form 10-Q for the Quarterly Period Ended September 30, 2012
            Filed November 14, 2012
            File No. 333-146182

Dear Mr. Maza:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. Since you are a reporting company subject to the requirements of the Securities Exchange Act of 1934, you should respond to all comments in this letter which apply to the

disclosure included in your Form 10-K or Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response.

Biozone Pharmaceuticals, Inc. Consolidated Balance Sheets, page F-2

2. We note your response to prior comment 6. Given that you determined BioZone Labs Group to be the accounting acquirer and that the Aero Pharmaceuticals, Inc. transaction with Biozone Pharmaceuticals occurred before the reverse merger with BioZone Labs, the financial statement of Biozone Pharmaceuticals Inc. should not make any reference to the acquisition of Aero Pharmaceuticals or any previously recorded goodwill and intangible assets from the Aero acquisition. The acquisition between Biozone Pharmaceuticals and BioZone Labs should have been recorded at the fair value of the assets and liabilities and any goodwill and intangibles in the balance sheet should have been recorded at the time of the acquisition with BioZone Labs and not the prior Aero Pharmaceuticals transaction. Please revise your filing accordingly.

Business Description and Going Concern, page F-4

3. Previously you disclosed that you acquired 100% of the outstanding common stock of BioZone Laboratories, Inc. on June 30, 2011 and in your most recent S-1, the date now states that the acquisition occurred on September 30, 2011. Please confirm the date of the acquisition and confirm that your financial statements reflect the acquisition as of that date.

Note 7. Convertible Notes Payable, page F-9

4. We note your response to prior comment 8. Please provide us a detailed analysis us and disclose how you determined that the conversion features of the convertible notes are indexed to your own stock and therefore, not considered a derivative instrument. Cite each literature you are using to conclude why you do not believe the conversion option needs to be bifurcated.

Note 12 – Contingencies
Litigation, page F-13

5. We note your response to prior comment 11. Please clarify for each pending litigation discussed an estimate of the range of loss or clarify that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Harvey J. Kesner, Esq.
61 Broadway, 32nd Floor
New York, NY 10006